UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C., 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HEXO CORP.

(Exact Name of Registrant as specified in its Charter)

Ontario, Canada	Not Applicable
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)

490 Boulevard St-Joseph, Suite 204 Gatineau, Québec	J8Y 3Y7
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To Be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Shares, no par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement file number to which this form relates: (if applicable):

Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Explanatory Note

HEXO Corp. (the “Registrant”) is filing this registration statement on Form 8-A in connection with the transfer of the listing of its common shares, no par value (the “Common Shares”), from the NYSE American LLC to the New York Stock Exchange. The Common Shares are also currently traded on the Toronto Stock Exchange under the symbol “HEXO”.

Item 1.  Description of Registrant’s Securities to be Registered.

Common Shares

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series.

The power to allot and issue shares is conferred upon our Board of Directors. We may from time to time amend our Articles to add, change or remove any provision that is permitted by the Business Corporations Act (Ontario) (the “OBCA”) to be, or that is, set out in the Articles, including without limiting the generality of the foregoing, to: (i) create new classes of shares; (ii) change the designation of all or any of our shares; (iii) add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of our shares, whether issued or unissued; and (iv) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series. The foregoing amendments to the Articles must be authorized by a special resolution of shareholders passed by a majority of not less than 66 2/3% of the votes cast by the holders of Common Shares who voted in respect of the special resolution.

Each Common Share carries one vote on all matters to be voted on at all meetings of shareholders. Generally, under the OBCA, the holders of shares of a class are entitled to vote separately as a class, unless the Articles otherwise provide in respect of certain amendments, regardless of whether such class otherwise carries the right to vote, in a number of circumstances, including in respect of proposals to amend the Articles to add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class, or to add to the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class. In addition, the holders of shares of a class are entitled to vote, regardless of whether such class otherwise carries the right to vote, in respect of an amalgamation agreement, continuance or squeeze-out transaction, or in the event of a sale, lease or exchange of all or substantially all of the company’s property out of the ordinary course of our business.

The holders of the Common Shares are entitled to receive dividends and we shall pay dividends thereon, if, as and when declared by our Board of Directors out of our moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

In the event of our dissolution, liquidation or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, subject to the prior rights of any shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive our remaining property and assets.

There are no pre-emptive, subscription, redemption or conversion rights attaching to the Common Shares and there is no liability for further capital calls.

With the exception of the potential effect of the ability of our Board of Directors to issue an unlimited number of Common Shares and special shares issuable in series, there is no provision in our Articles that would have an effect of delaying, deferring or preventing a change in our control.

Shareholder ownership must be publicly disclosed in accordance with Canadian securities law by any shareholder who beneficially owns or exercises control or direction over 10% or more of our outstanding Common Shares. This is in addition to beneficial ownership reporting requirements applicable to shareholders under Section 13(d) of the Exchange Act.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Registrant’s securities, except as discussed below under “Taxation”.

Constraints

There are no limitations under the laws of Canada or in the organizing documents of the Registrant on the right of foreigners to hold or vote securities of the Registrant, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Registrant by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Registrant. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to persons who hold, as beneficial owners, our Common Shares who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”): (i) hold the Common Shares as capital property, (ii) deal at arm’s length with us, (iii) are not our affiliates, and (iv) who for purposes of the Tax Act, are not (and are not deemed to be) resident in Canada and do not use or hold, and will not use (or be deemed to use or hold), the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). This summary should not be considered to constitute tax advice to any specific holder of Common Shares or any other person.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) and the current administrative policies and assessing practices and policies of the Canada Revenue Agency (“CRA”) which have been made publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted as proposed but does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax considerations. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

Dividends

Dividends received or deemed to be received by a Non-Resident Holder on our Common Shares will be subject to Canadian withholding tax under Part XIII of the Tax Act. The general rate of withholding tax under Part XIII of the Tax Act is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. Under the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Registrant’s voting shares).

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof at the time of the disposition for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

The Common Shares will not generally constitute taxable Canadian property of a Non-Resident Holder unless at any time during the 60-month period preceding the disposition, (i) the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, partnerships in which the Non-Resident Holder or any such person holds an interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Registrant; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource properties”; (c) “timber resource properties”; and (d) options in respect of, or interests in, or for civil law rights in property described in (a) to (c) (as such terms are defined in the Tax Act).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Common Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Common Shares constitute “treaty-protected property”. Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Common Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

Non-Resident Holders owning Common Shares that may be “taxable Canadian property” should consult their tax advisors.

Item 2.  Exhibits.

Under the “Instructions as to Exhibits” section of Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on the New York Stock Exchange and the securities to be registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HEXO CORP.

Dated: July 11, 2019	/s/ Sébastien St-Louis
Name: Sébastien St-Louis
Title: President and Chief Executive Officer